

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2023

Dr. Stephan Zoll
Chief Executive Officer
SIGNA Sports United N.V.
Kantstraße 164, Upper West
10623 Berlin, Federal Republic of Germany

> **Re: SIGNA Sports United N.V.**
> **Registration Statement on Form F-3**
> **Response dated May 3, 2023**
> **File No. 333-270826**

Dear Dr. Stephan Zoll:

We have reviewed your written response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to our prior comment are to our comment in our April 10, 2023 letter.

Response dated May 3, 2023

General

1. We note your response to comment 1. Please tell us why you believe the selling security holder should not be viewed as a parent. Please frame your analysis in terms of Question 212.15 of the Securities Act Rules Compliance and Disclosure Interpretations. In doing so, please describe to us the relationships among the relevant constituents of the larger SIGNA conglomerate that you refer to in your response and tell us why you appear to believe it would be appropriate to limit the legal analysis regarding parent status to only the immediate corporate parent-subsidiary relationship between SISH (as defined in your response) and the registrant and not to the much broader set of relationships among the SIGNA group. In this regard, we note for example disclosure on page F-58 of the

registrant's most recent annual report on Form 20-F that "SSU N.V.'s [i.e., the registrant's] parent is SIGNA International Sports Holding GmbH, Munich, Germany and the SSU N.V.'s ultimate controlling party is SIGNA Retail GmbH, Vienna, Austria. Alternatively, please identify the selling security holder as an underwriter and revise the relevant disclosure in the prospectus to indicate that, as to the transaction by SISH, this is an indirect primary offering.

You may contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services